SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34446, File No. 812-15225

Capital Group ETF Trust, et al.

December 22, 2021

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of an application for an order under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule

22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for an exemption from sections

17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from

sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

Applicants: Capital Group ETF Trust (the "Trust"), Capital Research and Management

Company (the "Adviser"), and American Funds Distributors, Inc. (the "Distributor").

Summary of Application: Applicants request an order ("Order") that permits: (a) the Funds

(defined below) to issue shares ("Shares") redeemable in large aggregations only ("creation

units"); (b) secondary market transactions in Shares to occur at negotiated market prices rather

than at net asset value; (c) certain Funds to pay redemption proceeds, under certain

circumstances, more than seven days after the tender of Shares for redemption; and (d) certain

affiliated persons of a Fund to deposit securities into, and receive securities from, the Fund in

connection with the purchase and redemption of creation units. The relief in the Order would

incorporate by reference terms and conditions of the same relief of a previous order granting the same relief sought by applicants, as that order may be amended from time to time ("Reference Order").[1]

Filing Date: The application was filed on April 30, 2021, 2021 and amended on June 14, 2021 and August 25, 2021.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov and serving applicants with a copy of the request by e-mail. Hearing requests should be received by the Commission by 5:30 p.m. on January 17, 2022, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: Secretary, U.S. Securities and Exchange Commission, Secretarys-Office@sec.gov. Applicants: Naseem Nixon, Capital Research Management Company, 333 South Hope Street, 50th Floor, Los Angeles, CA 90071; Michael W. Mundt, Stradley Ronon Stevens & Young, LLP, 2000 K Street NW, Suite 700, Washington, DC 20006.

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[1] Fidelity Beach Street Trust, et al., Investment Company Act Rel. Nos. 33683 (Nov. 14, 2019) (notice) and 33712 (Dec. 10, 2019) (order). Applicants are not seeking relief under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the "Section 12(d)(1) Relief"), and relief under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act relating to the Section 12(d)(1) Relief, except as necessary to allow a Fund's receipt of Representative ETFs included in its Tracking Basket solely for purposes of effecting transactions in Creation Units (as these terms are defined in the Reference Order), notwithstanding the limits of Rule 12d1-4(b)(3). Accordingly, to the extent the terms and conditions of the Reference Order relate to such relief, they are not incorporated by reference herein other than with respect to such limited exception.

FOR FURTHER INFORMATION CONTACT: Thankam A. Varghese, Senior Counsel or Joseph Toner, Acting Branch Chief (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

APPLICANTS:

     1.   The Trust is a statutory trust organized under the laws of Delaware and will consist of one or more series operating as a Fund. The Trust is registered as an open-end management investment company under the Act. Applicants seek relief with respect to Funds (as defined below), including the Initial Fund(the "Initial Fund"). The Funds will offer exchange-traded shares utilizing active management investment strategies as contemplated by the Reference Order.[2]

     2.   The Adviser, a Delaware corporation, will be the investment adviser to the Initial Fund. Subject to approval by the Trust's board of trustees, an Adviser (as defined below) will serve as investment adviser to the Funds. The Adviser is, and any other Adviser will be, registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act"). An Adviser may enter into sub-advisory agreements with other investment advisers to act as sub-advisers with respect to the Funds (each a "Sub-Adviser"). Any Sub-Adviser to a Fund will be registered under the Advisers Act.

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[2]   To facilitate arbitrage, among other things, each day a Fund will publish a basket of securities and cash that, while different from the Fund's portfolio, is designed to closely track its daily performance.

3.   The Distributor is a California corporation and a broker-dealer registered under the Securities Exchange Act of 1934, as amended, and will act as the principal underwriter of Shares of the Initial Fund. Applicants request that the requested relief apply to any distributor of Shares, whether affiliated or unaffiliated with the Adviser and/or Sub-Adviser (included in the term "Distributor"). Any Distributor will comply with the terms and conditions of the Order.

APPLICANTS' REQUESTED EXEMPTIVE RELIEF:

4.   Applicants seek the requested Order under section 6(c) of the Act for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act. The requested Order would permit applicants to offer Funds that operate as contemplated by the Reference Order. Because the relief requested is the same as certain of the relief granted by the Commission under the Reference Order and because the Adviser has entered into a licensing agreement with Fidelity Management & Research Company LLC, or an affiliate thereof, in order to offer Funds that operate as contemplated by the Reference Order,[3] the Order would incorporate by reference the terms and conditions of the same relief of the Reference Order.

5.   Applicants request that the Order apply to the Initial Fund and to any other existing or future registered open-end management investment company or series thereof that: (a) is advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser (any such entity included in the term "Adviser"); (b) offers exchange-traded shares utilizing active management investment strategies as contemplated by the Reference Order; and

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[3]   Certain aspects of how the Funds will operate (as described in the Reference Order) are the intellectual property of Fidelity Management & Research Company (or its affiliates).

(c) complies with the terms and conditions of the Order and the terms and conditions of the Reference Order that are incorporated by reference into the Order (each such company or series and each Initial Fund, a "Fund").[4]

6.   Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction, or any class of persons, securities or transactions, from any provisions of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Section 17(b) of the Act authorizes the Commission to exempt a proposed transaction from section 17(a) of the Act if evidence establishes that the terms of the transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the transaction is consistent with the policies of the registered investment company and the general purposes of the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. Applicants submit that for the reasons stated in the Reference Order the requested relief meets the exemptive standards under sections 6(c), 17(b) and 12(d)(1)(J) of the Act.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

J. Matthew DeLesDernier
Assistant Secretary

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[4]   All entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and the terms and conditions of the Reference Order that are incorporated by reference into the Order.